UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 21)1

PulteGroup, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte
6515 Thomas Jefferson Court
Naples, Florida 34108
(248) 647-2750

with a copy to:

Steve Wolosky, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Joel L. Rubinstein, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166-4193 (212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,740,239
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,760,639
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,740,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 745867101

The following constitutes Amendment No. 21 to the Schedule 13D filed by the undersigned (“Amendment No. 21”).  This Amendment No. 21 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 21, 2016, the Reporting Person issued an open letter to PHM shareholders. In the letter, the Reporting Person explained that he is encouraged by the initial shareholder victories that were announced today in connection with PHM’s agreement with Elliott Management and looks forward to continuing to ensure management and the Board of Directors (the “Board”) remain responsive to all of the company's shareholders in an effort to drive value. The Reporting Person is pleased that his direct involvement served as the catalyst for significant positive change at PHM, including an accelerated CEO transition, a refreshed Board with new home building experience and operational expertise, better utilization of the balance sheet, a less aggressive land purchase strategy and a commitment to reverse the negative and persistent trends in SG&A. Despite the over $1.3 billion of value created for shareholders since the Reporting Person’s involvement on April 4, 2016, the Reporting Person continues to see opportunities for improvement at PHM, including the selection of a veteran CEO in a truly fair and expeditious process, revenue and volume growth, reduction of land inventory through the accelerated development and disposition of existing land holdings and the continued refreshment of the Board with directors with land and homebuilding experience. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Open letter to Shareholders, dated July 21, 2016.

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2016

/s/ William J. Pulte
William J. Pulte